UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Extraordinary Shareholders’ Meeting

Call Notice

The shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to attend the Extraordinary Shareholders’ Meeting of the Company to be held at 10:30 a.m. on April 1, 2016, at the Company’s headquarters, located at Avenida Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, Cidade Monções neighborhood, in the Capital of the State of São Paulo, in order to appreciate and deliberate on the following matters of the agenda:

1.    be aware and ratify the appointment of specialized appraisal company Ernst & Young Auditores Independentes S.S., enrolled with the CNPJ/MF under No. 61.366.936/0001-25, responsible for preparing the appraisal report of the shareholders’ equity of GVTPart and Independent Auditors' Report of Fair Assurance on the Combined Financial Information of GVTPart and the spun-off portion of the net assets of Global Village Telecom S.A. ("GVT") object of incorporation by GVTPart ("GVTPart Appraisal Report"), for purposes of the incorporation of GVTPart’s shareholders’ equity by the Company (already considered the absorption of the spun-off portion of GVT’s net assets by GVTPart to occur on the same date of the Meeting);

2.    appreciate and deliberate on GVTPart’s Merger Protocol and Justification Instrument, signed by the Administrators of GVTPart and of the Company in March 14, 2016, related to the merger of GVTPart by the Company;

3.    appreciate and deliberate on GVTPart’s Appraisal Report;

4.    deliberate on the merger of GVTPart by the Company and its implementation; and

5.    appreciate and deliberate on the statement referred to in article 1, paragraph 3, of the Act of prior approval issued on January 22, 2016 by Agência Nacional de Telecomunicações - ANATEL, No. 50,169, and published in the Official Gazette of January 28, 2016.

GENERAL INSTRUCTIONS:

(i)         According to Article 12 of the Bylaws, the shareholders allowed to participate and vote in the Shareholders’ Meeting are those registered as holder of shares in the Company’s records up to seventy-two (72) hours before the date scheduled for said Meeting.

48533v1/2523/917

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Extraordinary Shareholders’ Meeting

Call Notice

(ii)        Aiming to provide greater speed and efficiency to the works of the Meeting pursuant to Paragraph 2 of Article 12 of the Bylaws, the powers of attorney granted for the representation of shareholders in the Meeting shall be deposited at the Company's headquarters, at Avenida Eng. Luiz Carlos Berrini, nº 1376, 28º floor, Cidade Monções neighborhood, in the Capital of the State of São Paulo, telephone: (+55 11 3430-3687), during business days, from Monday to Friday, from 9 am to 6 pm, and until 72 (seventy-two) hours before the date scheduled for the Meeting. Such powers of attorney shall contain special authorities and be accompanied by certified copies of the bylaws and corporate documents proving the representation of the corporate entity shareholder, as well as identity card (RG) and CPF of the legal representatives, being the investment funds also required to present a certified copy of the respective regulation, accompanied by the relevant representation documents. Documents issued abroad in foreign language must be notarized, consularized, translated into Portuguese and have their translations registered in the Registry of Deeds and Documents (Registro de Títulos e Documentos).

(iii)       Individual shareholders shall present their identity card (RG) and CPF.

(iv)       Shareholders participating of Fungible Custody of Registered Shares of the Stock Exchange (Custódia Fungível de Ações Nominativas da Bolsa de Valores) shall present a statement containing the respective equity interest, issued by the custodian agent until 72 (seventy-two) hours before the date scheduled for the Meeting.

(v)       The documents related to the agenda of the meeting, including Annex 11 to CVM Instruction nº 481/2009, are available to the shareholders at the Company’s headquarters, and can also be viewed on the website of Comissão de Valores Mobiliários – CVM (www.cvm.gov.br), of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Company (www.telefonica.com.br/ir).

São Paulo, March 14, 2016.

Antonio Carlos Valente da Silva

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 14, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director